DECKER & CO, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION WITH REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Decker & Co, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

700 El Camino Real, Suite 120
(No. and Street)

Menlo Park	ca	94025
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

mark decker	(650)-995-4555	markd@deckerco.(
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporatation
(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Road, 1	Walnut Creek	Ca	94598
(Address)	(City)	(State)	(Zip Code)

03-04-2009	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, mark decker, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Decker & Co. LLC, as of May 7, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
CEO

Notary Public

Please see attached certificate

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Decker & Co, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Decker & Co, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
April 28, 2023

Decker & Co, LLC
Statement of Financial Condition
December 31, 2022

ASSETS

Cash and cash equivalents	$	306,846
Accounts receivable	$	28,709
Fixed Assets, net – of $14,800 of depreciation	$	22,200
Total Assets	$	357,755

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts Payable	$	4,050
Total Liabilities	$	4,050
Contributed Capital, net of accumulated withdrawals		280,104
Cumulative earnings		73,601
Total Equity	$	353,705
Total Liabilities and Members' Equity	$	357,755

The accompanying notes are an integral part of these financial statements.

Decker & Co, LLC
Statement of Income
For the Year Ended December 31, 2022

Revenue	
Commission Income	$ 725,647
Total Revenue	725,647
Expenses	
Office Supplies & Software	79,456
Bad Debt Expense	12,312
Payroll and Consulting Expenses	522,980
Communications Expenses	6,370
Depreciation	7,400
General & Administrative (all other accounts)	234,564
Total Expenses	863,082
Net Income (Loss)	$ (137,435)

The accompanying notes are an integral part of these financial statements.

Decker & Co. LLC
Statement of Changes in Members' Equity
December 31, 2022

	Contributed Capital, net	Accumulated Earnings	Total
Balances, 12/31/21	$ 727,104	$ 211,036	$ 938,140
Net Income/(Loss)		(137,435)	(137,435)
Member Distribution, net	(447,000)		(447,000)
Balance, 12/31/22	$ 280,104	$ 73,601	$ 353,705

The accompanying notes are an integral part of these financial statements.

Decker & Co, LLC
Statement of Cash Flows
December 31, 2022

Cash flows from operating activities:	
Net Income/(Loss)	$ (137,435)
Depreciation	7,400
(Increase) decrease in	
Accounts receivable	223,140
Increase (decrease) in	
Accounts payable and accrued liabilities	(98,637)
Net cash provided by (used in) operating activities	(5,532)
Cash flows from investing Activities	
Cash flows from financing activities:	
Members' distribution	(447,000)
Net cash provided by (used in) financing activities	(447,000)
Net increase (decrease) in cash	(452,532)
Cash balance, beginning of year	759,378
Cash balance, end of year	$ 306,846
Supplemental Cash Flow Information	
Cash Paid for Interest	-
Cash Paid for Taxes	-

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Description of Business

Decker & Co, LLC (the "Company") was organized in the State of Delaware on October 31, 2012. The Company is currently registered as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and the Security Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, which provides several classes of services, including the offer and execution by foreign broker dealers under a chaperone agreement under SEC Rule 15a-6 to eligible investors, introduction to foreign issuers for exchange traded foreign securities, for the indirect distribution of research on foreign securities and for acting as an agent for domestic securities transactions for its clients.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3, the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates

The Company prepares its financial statements in conformity with generally accepted accounting principles ("GAAP"). The preparation of financial statements in accordance with such principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents include all highly liquid investments with maturity of three months or less. The Company maintains cash balances at one institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2022, the Company's cash balance at the institution was above the FDIC insured limit by $53,076.

Accounts Receivable

Accounts receivable consist of commission earned, but not received income billed as of December 31, 2022. Accounts receivable are stated at estimated net realizable value. The Company receives commission income from the local brokers directly and the Company will perform reconciliation against these amounts and provision for any potential credit losses. The Company determined at December 31, 2022 that no allowance for doubtful receivables was necessary.

Revenue Recognition

Revenue is recorded when securities transactions are confirmed by contra parties as to having been executed (trade date). Other non-securities income is recorded as earned when the Company's performance obligation to its customer for a given transaction is met.

At December 31, 2022 the Company did not have any open contracts and consequently has not deferred any revenue.

Exchange Rate Fluctuations

The Company recognizes revenue in accordance with ASC 606. During the time from when the revenue is earned until the revenue is collected, foreign currency exchange rates may fluctuate, resulting in an exchange rate gain or loss. The Company's policy is to consider this within revenue and not separately identify these monetary fluctuations.

2. Net Capital Requirement

As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.01 to 1 at December 31, 2022. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1. At December 31, 2022, the Company had net capital as defined of 302,796, which exceeded the minimum requirement of $250,000. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

3. Exemption From Rule 15c3-3

With respect to transactions introduced on a fully disclosed basis the Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities.

Pursuant to rule 15a-6, the company is not exempt from rule 15c3-3. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

4. Income Taxes

There is no federal income tax liability for the Company at December 31, 2022. As a Limited Liability Company ("LLC") the Company is a flow-through-entity similar to a partnership.

5. Leases or Lease Commitment

Total rent expense for 2022 was $2,137 the Company has entered into no future commitments to pay rent at any office location.

6. Fixed Assets

At December 31, 2022, the cost of the Company's fixed assets was $37,000. The asset is being depreciated over five years. The accumulated depreciation balance as of December 31, 2022 was $14,800.

7. Accounting Standards

The following standards have been issued, but not yet adopted, as the company is currently evaluating the impact that these standards will have on the financial statements.

ASC 815 – derivative and hedging

ASC 326 – financial instruments – credit losses

8. Fees and Commissions to Foreign Brokers

It is the policy of the Company to include the brokerage fees charged by the Company's foreign broker partners as an expense, or the equivalent amount of brokerage commissions charged to clients to cover these fees as revenue. In 2022, these charges totaled $58,000 paid to foreign brokers.

9. Litigation

At December 31, 2022, the company was not involved in any lawsuit.

10. Subsequent Events

Management has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm on which the financial statements were available to be issue, and has determined that no material events occurred which required disclosure.

Decker & Co, LLC
Schedule I
Under Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2022

Company equity	$ 353,705
Less non-allowable assets	
Accounts receivable	28,709
Fixed assets, net	22,200
Net Capital	302,796
Greater of 6-2/3% of aggregate indebtedness ($4,050) Or $250,000	250,000
Net capital in excess of requirement	$ 52,796
Ratio of aggregate indebtedness ($4,050) to Net capital ($302,796) (Required to be less than 15 to 1)	0.01 to 1

Reconciliation of FOCUS to Financial Statements

Net Capital reported on FOCUS IIA	$297,256
Increase in members capital	$8,959
Increase in non-allowable assets	($3,419)
Net Capital in Financial Statement	$302,796
Aggregate indebtedness reported on FOCUS IIA	$4,050
Increase in accounts payable	-
Aggregate indebtedness in Financial Statement	$4,050

Schedule II

Computation for determination of Reserve Requirements Information relating to Possession or Control Requirements under SEC Rule 15c3-3

December 31, 2022

Not applicable, see Exemption Report

Decker & Co, LLC Exemption Report

Decker & Co, LLC (the "Company") is a registered broker/dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.15c3-3(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

The Company acted as broker for private placement transactions in 2022, which are covered by the provisions of 17 C.F.R. §240.15c3-3(k)(2)(i), however since the Company was at no time in possession, control, or custody of customer cash, securities, or other assets these activities do not fall within the scope of the rule.

The Company met the identified exemption provisions of §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2022, without exception.

I, Mark Decker, swear or affirm that to my best knowledge and belief, this Exemption Report is true and correct.

Signature: [signature]

Title: Managing Member CEO

Date: Feb 23, 2023

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Decker & Co, LLC

We have reviewed management's statements, included in the accompanying Decker & Co, LLC Exemption Report, in which (1) Decker & Co, LLC identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Decker & Co, LLC claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) [exemption provisions] and (2) Decker & Co, LLC stated that Decker & Co, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

Decker & Co, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Decker & Co, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
April 28, 2023

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Decker & Co., LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Decker & Co., LLC (the "Company") as of December 31, 2022, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America (GAAP).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedule I – Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Computation for determination of Reserve Requirements and Information relating to Possession or Control Requirements under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Cropper Accountancy Corporation has served as Decker & Co., LLC 's auditor since 2014
Walnut Creek, California
April 28, 2023

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

April 28, 2023

To the Audit Committee of
Decker & Co, LLC

In connection with our audit of the financial statements and supplemental information of Decker & Co, LLC for the year ended December 31, 2022, we issued our report thereon dated April 28, 2023. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during fiscal year 2022. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both (1) most important to the portrayal of the Company's financial condition and results and (2) require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by Decker & Co, LLC in its fiscal year 2022 financial statements are described in Note 1 to the financial statements and relate to the policies the Company uses.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company's critical accounting estimates affecting the financial statements were:

1) Management's estimate of depreciation is based on the straight-line method of depreciation. We evaluated the key factors and assumptions used to develop the estimate in determining that it is reasonable in relation to the financial statements taken as a whole.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in

management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you.

Our consideration of the quality of the Company's financial reporting was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in the Company's financial reporting that might be material weaknesses or significant deficiencies and therefore material weaknesses or significant deficiencies may exist that were not identified.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected, on a timely basis. We did identify the following deficiencies that we consider to be material weaknesses.

- Auditing procedures noted that the Company did not have adequate policies and procedures in place to ensure the proper retention of documentation related to revenue transactions in accordance with FINRA Rule 4511 and SEA Rule 17a-4. In addition, we identified instances where key documents were not retained or were retained for periods that were not sufficient to support the financial statement assertions.

  We recommend that the Company take immediate action to address this material weakness by developing and implementing policies and procedures that ensure the proper retention of third-party revenue documentation in accordance with laws and regulations. Specifically, we recommend the following actions be taken by the Company:

  - *Review and update your policies and procedures related to document revenue source document retention to ensure compliance with applicable laws and regulations, and to promote effective and efficient document management.*
  - *Provided training to your employees on the importance of revenue source document retention and the proper procedures for managing and storing documents.*
  - *Conducted a review of your current revenue source document retention practices to ensure that all required documents are being retained for the appropriate period of time.*
  - *As necessary, engage an external consultant or reassign responsibilities to available personnel to assist in developing a comprehensive revenue source document retention program and to provide ongoing support in the implementation of the program.*

We did also identify the following deficiencies that we consider to be significant deficiencies.

- Auditing procedures noted balance sheet accounts had not been properly closed at year-end. In particular, the accounts receivable balance and accounts payable balance were overstated, and accounts receivables that were deemed uncollectible were not properly written-off.

  We recommend that the Company take immediate action to address this significant deficiency by developing and implementing policies and procedures that ensure proper closing activities and the timely identification and write-off of uncollectible receivables. These policies and procedures should be designed to comply with applicable accounting standards and best practices and should be regularly reviewed and updated to reflect changes in business operations.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. The attached schedule summarizes the uncorrected misstatements that we presented to management and the corrected misstatements, other than those that are clearly trivial, that, in our judgment, may not have been detected except through our auditing procedures.

Management has determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Auditors' Report

In connection with the audit of the financial statements, we have provided you a draft of our auditors' report and we have discussed the draft with you.

Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions (statements) not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a disagreement on a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Schedules I-II that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with *AS 2701, Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Audit Committee, Board of Directors, and management of Decker & Co, LLC and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California

Client: DECKER & CO., LLC
Current Period: 12/31/2022
Workpaper: Adjusting Journal Entry Report

Account	Description	Debit	Credit	Net Income Effect
1				
BR: Write-off uncollectible receivables.				
7099	Bad debt expense	14,580	-	
1300	Accounts Receivable (A/R)	-	14,580	
Total		14,580	14,580	(14,580)
2				
BR: Write-off payables from PY.				
2001	Accounts Payable (A/P)	5,540	-	
6102	Consulting Fees	-	2,670	
6521	Other Business Expenses	-	2,870	
Total		5,540	5,540	5,540
3				
BR: Reverse incorrect entry of $2,268.60, which was understated by $20k. The actual amount received was also booked to revenues.				
4001	Commission Income	2,269	-	
7099	Bad debt expense	-	2,269	
Total		2,269	2,269	-
4				
BR: Record 2022Q4 Marsal Wace Advisory revenue.				
1300	Accounts Receivable (A/R)	18,000	-	
4001	Commission Income	-	18,000	
Total		18,000	18,000	18,000
GRAND TOTAL		40,389	40,389	8,960

Client:	DECKER & CO., LLC
Current Period:	12/31/2022
Workpaper:	Proposed/Uncorrected Journal Entry Report

Account	Description	Debit	Credit	Net Income Effect
PJE #1				
BR: Write-off old outstanding deposits frc				
1000	Cash & Cash Equivalent:First Republic Bank	-	3,770	
3100	Retained Earnings	3,770	-	
Total		3,770	3,770	-
PJE #2				
BR: Recognize PY revenues as retained ea				
4001	Commission Income	-	2,000	
3100	Retained Earnings	2,000	-	
Total		2,000	2,000	2,000
PJE #3				
BR: Projected understatement of CSA-Soft Dollar Research revenues based on $5k Prusik Inv. Mgmt. support from 2019 compared to actual receipt in 2022.				
4001	Commission Income	-	7,170	
1300	Accounts Receivable (A/R)	7,170	-	
Total		7,170	7,170	7,170
GRAND TOTAL		12,940	12,940	9,170

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2022

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Decker & Co. LLC

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Mark Decker, 415-830-9890

2. A.	General Assessment (item 2e from page 2)	$1001
B.	Less payment made with SIPC-6 filed (exclude interest) 07/26/2023 Date Paid	(597)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	404
E.	Interest computed on late payment (see instruction E) for 62 days at 20% per annum	15
F.	Total assessment balance and interest due (or overpayment carried forward)	$419

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $________

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Decker & Co. LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 3 day of May, 20 23.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2022
and ending 12/31/2022

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

Eliminate cents

$725647

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 58000

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 58000

2d. SIPC Net Operating Revenues $667647

2e. General Assessment @ .0015 $1001

(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) Line 2a For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) Adjustments The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments* If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope, pay via ACH Debit Authorization through SIPC's ACH system at www.sipc.org/for-members/assessments or wire the payment to:

On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment." Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

<u>SIPC Examining Authorities:</u>

ASE American Stock Exchange, LLC
CBOE Chicago Board Options Exchange, Incorporated
CHX Chicago Stock Exchange, Incorporated

FINRA Financial Industry Regulatory Authority
NYSE Arca, Inc.
NASDAQ OMX PHLX
SIPC Securities Investor Protection Corporation

FLORIDA JURAT

State of Florida)

County of Palm Beach)

)

On 05/07/2023, before me, Eglarine Harrison,
Date *Notary Name*

the foregoing instrument was subscribed and sworn before me by means of

- ❑ Physical Presence **-- OR --**
- ☑ Online Notarization,

by Mark Brandon Decker.

Name of Affiant(s)

- ❑ Personally known to me **-- OR --**
- ❑ Proved to me on the basis of the oath of ______________________ **-- OR --**
  Name of Credible Witness
- ☑ Proved to me on the basis of satisfactory evidence: California driver's license
  Type of ID Presented

NOTARY PUBLIC • STATE OF FLORIDA

EGLARINE HARRISON
Notary Public - State of Florida
Commission # HH146993
Expires on October 11, 2025

WITNESS my hand and official seal.

Notary Public Signature: ______________________

Notary Name: Eglarine Harrison

DESCRIPTION OF ATTACHED DOCUMENT

Title or Type of Document: Audit Reports

Document Date: 05/07/2023

Number of Pages (including notarial certificate): 29